UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

VIRTUSA CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92827P102

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307 10 1

1.	Names of Reporting Persons Sigma Partners V, L.P. – IRS # 94-3341484

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,525,570 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,525,570 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,525,570 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.82% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Sigma Partners V, L.P. (“SP V”), Sigma Associates V, L.P. (“SA V”) and Sigma Investors V, L.P. (“SI V”) (collectively, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes: (i) 3,533,396 shares held by SP V; (ii) 784,800 shares held by SA V; and (iii) 207,374 shares held by SI V.  Sigma Management V, L.L.C. is the sole general partner of SP V, SA V and SI V and owns no shares of the issuer directly.   Sigma Management V, L.L.C. holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 22,837,909 shares of the Issuer’s common stock outstanding, as of November 7, 2007, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 411307 10 1

1.	Names of Reporting Persons Sigma Associates V, L.P. – IRS # 94-3341486

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,525,570 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,525,570 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,525,570 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.82% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Sigma Partners V, L.P. (“SP V”), Sigma Associates V, L.P. (“SA V”) and Sigma Investors V, L.P. (“SI V”) (collectively, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes: (i) 3,533,396 shares held by SP V; (ii) 784,800 shares held by SA V; and (iii) 207,374 shares held by SI V.  Sigma Management V, L.L.C. is the sole general partner of SP V, SA V and SI V and owns no shares of the issuer directly.   Sigma Management V, L.L.C. holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 22,837,909 shares of the Issuer’s common stock outstanding, as of November 7, 2007, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 411307 10 1

1.	Names of Reporting Persons Sigma Investors V, L.P. – IRS # 94-3341488

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,525,570 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,525,570 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,525,570 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.82% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Sigma Partners V, L.P. (“SP V”), Sigma Associates V, L.P. (“SA V”) and Sigma Investors V, L.P. (“SI V”) (collectively, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes: (i) 3,533,396 shares held by SP V; (ii) 784,800 shares held by SA V; and (iii) 207,374 shares held by SI V.  Sigma Management V, L.L.C. is the sole general partner of SP V, SA V and SI V and owns no shares of the issuer directly.   Sigma Management V, L.L.C. holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 22,837,909 shares of the Issuer’s common stock outstanding, as of November 7, 2007, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 411307 10 1

1.	Names of Reporting Persons Sigma Management V, L.L.C. – IRS # 94-3341483

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,525,570 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,525,570 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,525,570 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.82% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13G is filed by Sigma Partners V, L.P. (“SP V”), Sigma Associates V, L.P. (“SA V”) and Sigma Investors V, L.P. (“SI V”) (collectively, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes: (i) 3,533,396 shares held by SP V; (ii) 784,800 shares held by SA V; and (iii) 207,374 shares held by SI V.  Sigma Management V, L.L.C. is the sole general partner of SP V, SA V and SI V and owns no shares of the issuer directly.   Sigma Management V, L.L.C. holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 22,837,909 shares of the Issuer’s common stock outstanding, as of November 7, 2007, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 411307 10 1

Introductory Note: This Statement on Schedule 13G is filed on behalf of Sigma Partners V, L.P., a limited partnership organized under the laws of the State of Delaware (“SP V”), Sigma Associates V, L.P., a limited partnership organized under the laws of the State of Delaware (“SA V”), Sigma Investors V, L.P., a limited partnership organized under the laws of the State of Delaware (“SI V”) and Sigma Management V, L.L.C., a limited liability company organized under the laws of the State of Delaware (“SM V”) in respect of shares of Common Stock of Virtusa Corporation.

Item 1.
	(a)	Name of Issuer Virtusa Corporation
	(b)	Address of Issuer’s Principal Executive Offices 200 West Park Drive Westborough, Massachusetts 01581

Item 2.
	(a)	Name of Person Filing Sigma Partners V, L.P. Sigma Associates V, L.P. Sigma Investors V, L.P. Sigma Management V, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence 1600 El Camino Real, Suite 280 Menlo Park, CA 94025
	(c)	Citizenship Each of SP V, SA V and SI V are limited partnerships organized in the State of Delaware. SM V is a limited liability company organized in the State of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 92827P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 411307 10 1

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Sigma Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Sigma Partners V, L.P.	3,533,396	0	4,525,570	0	4,525,570	4,525,570	19.82%

Sigma Associates V, L.P.	784,800	0	4,525,570	0	4,525,570	4,525,570	19.82%

Sigma Investors V, L.P.	207,374	0	4,525,570	0	4,525,570	4,525,570	19.82%

Sigma Management V, L.L.C.	0	0	4,525,570	0	4,525,570	4,525,570	19.82%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 411307 10 1

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 30, 2008	Sigma PartnerS V, L.P.

	BY:	Sigma Management V, L.L.C.
	ITS:	General Partner

	By:	/s/ Robert E. Davoli
Robert E. Davoli
Managing Director

April 30, 2008	SIGMA ASSOCIATES V, L.P.

	BY:	Sigma Management V, L.L.C.
	ITS:	General Partner

	By:	/s/ Robert E. Davoli
Robert E. Davoli
Managing Director

April 30, 2008	Sigma investors v, l.p.

	BY:	Sigma Management V, L.L.C.
	ITS:	General Partner

	By:	/s/ Robert E. Davoli
Robert E. Davoli
Managing Director

April 30, 2008	SIGMA MANAGEMENT V, L.L.C.

	By:	/s/ Robert E. Davoli
Robert E. Davoli
Managing Director

CUSIP No. 411307 10 1

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Sigma Partners V, L.P., Sigma Associates V, L.P., Sigma Investors V, L.P. and Sigma Management V, L.L.C.